EXHIBIT 99.2

                                                                  EXECUTION COPY




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                              AMENDED AND RESTATED

                              GOVERNANCE AGREEMENT

                                      AMONG

                               USA NETWORKS, INC.,

                            VIVENDI UNIVERSAL, S.A.,

                            UNIVERSAL STUDIOS, INC.,

                           LIBERTY MEDIA CORPORATION,

                                       AND

                                  BARRY DILLER




                          DATED AS OF DECEMBER 16, 2001








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                                TABLE OF CONTENTS

                                                                            PAGE



                                    ARTICLE I
                              STANDSTILL AND VOTING

SECTION 1.01.  Acquisition of Voting Securities.............................2
SECTION 1.02.  Further Restrictions on Conduct..............................2
SECTION 1.03.  Reports......................................................3
SECTION 1.04.  Transferees..................................................3


                                   ARTICLE II
                    BOARD OF DIRECTORS AND RELATED MATTERS

SECTION 2.01.  Board of Directors...........................................4
SECTION 2.02.  Management of the Business...................................5
SECTION 2.03.  Contingent Matters...........................................6
SECTION 2.04.  Notice of Events.............................................7


                                PREEMPTIVE RIGHTS

SECTION 3.01.  Liberty Preemptive Rights....................................7
SECTION 3.02.  Investment Agreement.........................................8


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

SECTION 4.01.  Representations and Warranties of the Company................9
SECTION 4.02.  Representations and Warranties of the Stockholders...........9


                                   ARTICLE IV
                                   DEFINITIONS

SECTION 5.01.  "Affiliate".................................................10
SECTION 5.02.  "Amended and Restated Stockholders Agreement"...............10
SECTION 5.03.  "Assumptions"...............................................10
SECTION 5.04   "BDTV Entities".............................................10
SECTION 5.05.  "Beneficial Ownership" or "Beneficially Own"................10
SECTION 5.06.  "CEO".......................................................11
SECTION 5.07   "CEO Termination Date"......................................11
SECTION 5.08.  "Commission"................................................11
SECTION 5.09.  "Company Common Shares".....................................11


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SECTION 5.10.  "Company Class B Stock".....................................11
SECTION 5.11.  "Company Common Stock"......................................11
SECTION 5.12.  "Consenting Party"..........................................11
SECTION 5.13.  "Demand Registration".......................................11
SECTION 5.14.  "Disabled"..................................................11
SECTION 5.15.  "EBITDA"....................................................11
SECTION 5.16.  "Equity Securities".........................................11
SECTION 5.17.  "Exchange Act"..............................................11
SECTION 5.18.  "Exchange Shares"...........................................12
SECTION 5.19.  "Excluded Issuance".........................................12
SECTION 5.20.  "Fair Market Value".........................................12
SECTION 5.21.  "Issue Price"...............................................12
SECTION 5.22.  "Liberty Director"..........................................12
SECTION 5.23.  "Liberty Exchange Agreement"................................13
SECTION 5.24.  "Liberty Holdco"............................................13
SECTION 5.25.  "Ownership Percentage"......................................13
SECTION 5.26.  "Permitted Ownership Percentage"............................13
SECTION 5.27.  "Permitted Transferee"......................................13
SECTION 5.28.  "Person"....................................................13
SECTION 5.29.  "Sale Transaction"..........................................13
SECTION 5.30.  "Securities Act"............................................13
SECTION 5.31.  "Shares"....................................................13
SECTION 5.32.  "Stockholders"..............................................13
SECTION 5.33.  "Stockholders Group"........................................13
SECTION 5.34.  "Subsidiary"................................................14
SECTION 5.35.  "Third Party Transferee"....................................14
SECTION 5.36.  "13D Group".................................................14
SECTION 5.37.  "Total Debt"................................................14
SECTION 5.38.  "Total Debt Ratio"..........................................14
SECTION 5.39.  "Total Equity Securities"...................................14
SECTION 5.40.  "Transfer"..................................................15
SECTION 5.41.  "VU Director"...............................................15
SECTION 5.42.  "Voting Securities".........................................15


                                   ARTICLE VI
                                  MISCELLANEOUS

SECTION 6.01.  Notices.....................................................15
SECTION 6.02.  Amendments; No Waivers......................................17
SECTION 6.03.  Successors and Assigns......................................18
SECTION 6.04.  Governing Law; Consent to Jurisdiction......................18
SECTION 6.05.  Counterparts; Effectiveness.................................18
SECTION 6.06.  Specific Performance........................................18
SECTION 6.07.  Registration Rights.........................................19
SECTION 6.08.  Termination.................................................20
SECTION 6.09.  Severability................................................20


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SECTION 6.10.  Cooperation.................................................20
SECTION 6.11   Adjustment of Share Numbers.................................20
SECTION 6.12.  Entire Agreement............................................20
SECTION 6.13.  Interpretation..............................................21
SECTION 6.14.  Headings....................................................21


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                  AMENDED AND RESTATED GOVERNANCE AGREEMENT

      Amended and Restated Governance Agreement, dated as of December 16, 2001, among USA Networks, Inc., a Delaware corporation ("USAi," or the "COMPANY"), Vivendi Universal, S.A., a SOCIETE ANONYME organized under the laws of France ("VU"), Universal Studios, Inc., for itself and on behalf of the members of its Stockholders Group ("UNIVERSAL"), Liberty Media Corporation, for itself and on behalf of the members of its Stockholders Group ("LIBERTY") and Mr. Barry Diller ("MR. DILLER") for himself and on behalf of the members of his Stockholders Group and. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Transaction Agreement (as hereinafter defined).

      WHEREAS, the Company, VU, Universal, Liberty, Mr. Diller, and USANi LLC, a Delaware limited liability company ("USANi"), have entered into a Transaction Agreement, dated as of December 16, 2001 (the "TRANSACTION AGREEMENT"), pursuant to which, among other things, (i) each of Universal and the Company will contribute certain businesses to a limited liability partnership (the "PARTNERSHIP") in exchange for interests in the Partnership, and (ii) each of Universal, VU and Mr. Diller shall enter into a limited liability limited partnership agreement (the "PARTNERSHIP AGREEMENT") under which a wholly owned subsidiary of Universal will be the general partner and each of the Company, USANi Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of USANi ("USANI SUB"), and Mr. Diller will be limited partners (collectively, the "TRANSACTIONS");

      WHEREAS, the parties hereto have agreed that the Company, Universal, Liberty, Mr. Diller and VU shall enter into this Agreement in order to amend and restate in its entirety the respective rights and obligations of the parties set forth in the Governance Agreement, dated as of October 19, 1997 (the "1997 GOVERNANCE AGREEMENT");

      WHEREAS, the Company, Universal, Liberty, Mr. Diller and VU desire to establish in this Agreement certain terms and conditions concerning the acquisition and disposition of securities of the Company by Universal and VU (together, the "VU PARTIES"), and certain additional provisions concerning Universal's, Liberty's, Mr. Diller's and VU's relationships with the Company, none of which shall become effective until the Closing; and

      WHEREAS, the parties hereto also desire to provide for certain amendments to the Investment Agreement (the "INVESTMENT AGREEMENT"), among Universal, for itself and on behalf of certain Subsidiaries, the Company, Home Shopping Network, Inc. ("HSN"), and Liberty, for itself and on behalf of certain of its Subsidiaries, dated as of October 19, 1997, as amended and restated as of December 18, 1997.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Company, Universal, Liberty, Mr. Diller and VU hereby agree, effective as of the Closing, as follows:


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                                    ARTICLE I

                              STANDSTILL AND VOTING

     SECTION 1.01. ACQUISITION OF VOTING SECURITIES. Subject to the last sentence hereof, immediately following the Closing, neither the VU Parties nor any of their Affiliates will acquire, directly or indirectly, the Beneficial Ownership of any additional Equity Securities of the Company until such time (the "TRIGGER DATE") that the Equity Securities Beneficially Owned by the VU Parties and their Affiliates represent less than 20% (the "PERMITTED OWNERSHIP PERCENTAGE") of the Total Equity Securities. Subject to the last sentence hereof, following the Trigger Date, neither the VU Parties nor any of their Affiliates will acquire, directly or indirectly, the Beneficial Ownership of any additional Equity Securities of the Company such that the Equity Securities Beneficially Owned by the VU Parties and their Affiliates following such acquisition would be in excess of the Permitted Ownership Percentage. If at any time the VU Parties become aware that they and their Affiliates Beneficially Own more than the Permitted Ownership Percentage, then the VU Parties shall as soon as is reasonably practicable (but in no manner that would require the VU Parties to incur liability under Section 16(b) of the Exchange Act) take all action necessary to reduce the amount of Equity Securities Beneficially Owned by such Persons to an amount not greater than the Permitted Ownership Percentage. The restrictions contained in this Section 1.01 shall cease to apply upon the later of (x) the date that Mr. Diller no longer serves as CEO (provided that if Mr. Diller no longer serves as CEO but continues to hold a proxy from Universal in respect of Company Common Shares under the Amended and Restated Stockholders Agreement, Mr. Diller shall be deemed to be continuing to serve as CEO until the later of (i) such time as he no longer serves as CEO and (ii) such time as Mr. Diller no longer holds the Universal proxy, with the later of such times being referred to as the "CEO TERMINATION DATE") or becomes Disabled and (y) the date on which VU no longer has the right to appoint a director to the Board of Directors of the Company pursuant to Section 2.01 hereof (the later of clauses
(x) and (y), the "STANDSTILL TERMINATION DATE"). Notwithstanding anything to the contrary contained herein, the provisions set forth in this Section 1.01 shall not prevent the VU Parties and their Affiliates from exercising the Warrants and continuing to Beneficially Own the shares thereunder.

     SECTION 1.02. FURTHER RESTRICTIONS ON CONDUCT. The VU Parties covenant and agree that until the Standstill Termination Date:

     (a) except by virtue of VU's representation on the Board of Directors of the Company and as otherwise contemplated under this Agreement and the other agreements contemplated by the Transaction Agreement or as otherwise permitted by the Board of Directors of the Company or the CEO so long as Mr. Diller is CEO, neither the VU Parties nor any Affiliate thereof will otherwise act, alone or in concert with others, to seek to affect or influence the control of the management or Board of Directors of the Company or the business, operations or policies of the Company (it being agreed that this paragraph shall not prohibit the VU Parties, their Affiliates and their respective employees from engaging in ordinary course business activities with the Company);


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     (b)  other than to a Permitted Transferee, pursuant to the Transaction
          Agreement or the Amended and Restated Stockholders Agreement, neither the VU Parties nor any Affiliate thereof shall deposit any Equity Securities in a voting trust or subject any Equity Securities to any proxy, arrangement or agreement with respect to the voting of such securities or other agreement having similar effect;

     (c) neither the VU Parties nor any Affiliate thereof shall propose any merger, tender offer or other business combination involving the Company or any of its Affiliates; PROVIDED, that discussions relating to the possibility of such a proposal in which Mr. Diller participates shall not be deemed to be a breach of this covenant;

     (d) neither the VU Parties nor any Affiliate thereof shall initiate or propose any stockholder proposal or make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to influence any Person with respect to the voting of, any Equity Securities, or became a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to the recommendation of the majority of the directors of the Company with respect to any matter, except in response to a solicitation by a third party;

     (e) other than as is contemplated by this Agreement, the Transaction Agreement, the Amended and Restated Stockholders Agreement and the other agreements contemplated by the Transaction Agreement, neither the VU Parties nor any Affiliate thereof shall join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other Person (other than a Permitted Transferee), for the purpose of acquiring, holding, voting or disposing of Equity Securities, or otherwise become a "person" within the meaning of
          Section 13(d)(3) of the Exchange Act; and

     (f) neither the VU Parties nor any Affiliate thereof shall, directly or indirectly, request that the Company or its Board of Directors amend or waive any of the provisions of this Section 1.02.

     SECTION 1.03. REPORTS. The VU Parties shall deliver to the Company, promptly after any acquisition or Transfer of Equity Securities representing more than a 1% change in the Ownership Percentage, an accurate written report specifying the amount and class of Equity Securities acquired or Transferred in such transaction and the amount of each class of Equity Securities owned by the VU Parties and their Affiliates after giving effect to such transaction; PROVIDED, HOWEVER, that no such report need be delivered with respect to any such acquisition or Transfer of Equity Securities by the VU Parties or their Affiliates that is reported in a statement on Schedule 13D filed with the Commission and delivered to the Company by the VU Parties in accordance with
Section 13(d) of the Exchange Act. The Company shall be entitled to rely on such reports and statements on Schedule 13D for all purposes of this Agreement.

     SECTION 1.04. TRANSFEREES. No Third Party Transferee shall have any rights or obligations under this Agreement, except as specifically provided for in this Agreement and


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except that if such Third Party Transferee shall acquire Beneficial Ownership of more than 5% of the outstanding Total Equity Securities upon consummation of any Transfer or series of related Transfers from a Stockholder, to the extent such Stockholder has the right to Transfer a Demand Registration assigns such right in connection with a Transfer, such Third Party Transferee shall have the right to initiate one or more Demand Registrations pursuant to Section 6.07 or any registration rights agreement that replaces or supersedes Section 6.07 (and shall be entitled to such other rights that a Stockholder would have applicable to such Demand Registration), subject to the obligations of such Stockholder applicable to such demand (and the number of Demand Registrations to which such Stockholder is entitled under Section 6.07 hereof shall be correspondingly decreased). Except in connection with open market transactions (other than pursuant to an underwritten offering), neither the VU Parties, nor any of their Affiliates, shall be entitled to Transfer to any single Third Party Transferee (including Affiliates of such Third Party Transferee), in the aggregate, 10% or more of the Total Equity Securities, unless the VU Parties cause such Third
Party Transferee (and its Affiliates, to the extent applicable) to agree to the provisions set forth in Sections 1.01 and 1.02 hereof until such time as such Third Party Transferee and its Affiliates own less than 10% of the Total Equity Securities. Subject to applicable securities laws, except as provided in this
Section 1.04 and the Amended and Restated Stockholders Agreement, there are no restrictions on Transfer on the Company Common Stock (and, in the case of the VU Parties, the Warrants).

                                   ARTICLE II

                    BOARD OF DIRECTORS AND RELATED MATTERS

     SECTION 2.01. BOARD OF DIRECTORS. (a) Immediately following the Closing, the Company Board of Directors shall include Phillippe Germond and Jean-Marie Messier. VU shall have the right to nominate up to two VU Directors so long as the number of Equity Securities Beneficially Owned by the VU Parties and their Affiliates is at least equal to 75% of the number of Equity Securities Beneficially Owned by the VU Parties and their Affiliates immediately following the Closing (appropriately adjusted to reflect any stock splits and the like) (so long as the Ownership Percentage of the VU Parties and their Affiliates is at least equal to the lesser of (x) 15% of the Total Equity Securities and (y) the percentage that is five percentage points less than the percentage of the Total Equity Securities Beneficially Owned by the VU Parties and their Affiliates immediately following the Closing). VU shall have the right to nominate one VU Director so long as the VU Parties Beneficially Own a number of Equity Securities at least equal to 50% of the number of the Equity Securities Beneficially Owned by them immediately following the Closing (appropriately adjusted to reflect any stock splits and the like) (so long as the VU Party's Ownership Percentage is at least equal to 10% of the Total Equity Securities).

     (b) The Company shall cause each VU Director and each Liberty Director, as the case may be, to be included in the slate of nominees recommended by the Board of Directors to the Company's stockholders for election as directors at each annual meeting of the stockholders of the Company and shall use all reasonable efforts to cause the election of each VU Director and Liberty Director, as the case may be, including soliciting proxies in favor of the election of such persons.


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     (c) Within a reasonable time prior to the filing with the Commission of its proxy statement or information statement with respect to each meeting of stockholders at which directors are to be elected, the Company shall, to the extent such Person is entitled to representation on the Company's Board of Directors in accordance with this Agreement, provide VU and Liberty, as applicable, with the opportunity to review and comment on the information contained in such proxy or information statement applicable to the director nominees designated by such Person.

     (d) In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any VU Director or Liberty Director, VU or Liberty, as the case may be, shall have the right to designate a replacement VU Director or Liberty Director to fill such vacancy, and the Company agrees to use its best efforts to cause such vacancy to be filled with the replacement VU Director or Liberty Director so designated. Upon the written request of VU or Liberty, each Stockholder shall vote (and cause each of the members of its Stockholders Group to vote, if applicable), or act by written consent with respect to, all Equity Securities Beneficially Owned by it and otherwise take or cause to be taken all actions necessary to remove the director designated by such requesting party and to elect any replacement director designated by such party as provided in the first sentence of this
Section 2.01(d).

     (e) Except as permitted by the Company Board of Directors, the parties agree that no Company director who is a VU Director shall participate in any action taken by the Company Board of Directors or the Company relating to any business transaction between the Company and either of the VU Parties (including their Affiliates), or relating to this Agreement or the Transaction Agreement, including, without limitation, any amendment, modification or waiver hereof or thereof.

     (f) Following the Closing, the Company Board of Directors shall include John C. Malone and Robert R. Bennett. Liberty shall have the right to nominate up to two Liberty Directors so long as the number of Equity Securities Beneficially Owned by Liberty is at least equal to 75% of the number of Equity Securities Beneficially Owned by Liberty immediately following the Closing (appropriately adjusted to reflect any stock splits and the like) (so long as the Ownership Percentage of Liberty is at least equal to the lesser of (x) 15% of the Total Equity Securities and (y) the percentage that is five percentage points less than the percentage of the Total Equity Securities Beneficially owned by Liberty immediately following the Closing). Liberty shall have the right to nominate one Liberty Director so long as Liberty Beneficially Owns a number of Equity Securities at least equal to 50% of the number of the Equity Securities Beneficially Owned by it immediately following the Closing (appropriately adjusted to reflect any stock splits and the like) (so long as Liberty's Ownership Percentage is at least equal to 5% of the Total Equity Securities).

     SECTION 2.02. MANAGEMENT OF THE BUSINESS. Following the Closing and except as indicated in Section 2.03 below, as required by Delaware law or the Certificate of Incorporation of the Company and the By-Laws or as contemplated by the Transaction Agreement and the agreements contemplated thereby, Mr. Diller, so long as he is CEO and has not become Disabled, will continue to have full authority to operate the day-to-day business affairs of the Company to the same extent as prior to the Closing. The Company shall use its reasonable best


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efforts to cause one Liberty Director to be appointed as a member of a committee of the Board of Directors and, to the extent such person qualifies under applicable tax laws and Section 16(b) under the Exchange Act or other similar requirements, the Compensation Committee of the Board of Directors.

     SECTION 2.03. CONTINGENT MATTERS. So long as in the case of Liberty, Liberty Beneficially Owns at least two-thirds of the number of Equity Securities Beneficially Owned by it (including the Exchange Shares and through its equity ownership of BDTV Entities) immediately following the Closing (appropriately adjusted to reflect any stock splits and the like) (so long as such Ownership Percentage equals at least 5% of the Total Equity Securities), and in the case of Mr. Diller, Mr. Diller Beneficially Owns at least twenty million Company Common Shares with respect to which he has a pecuniary interest (appropriately adjusted to reflect any stock splits and the like) and the CEO Termination Date (as defined in the Amended and Restated Stockholders Agreement and not as defined in this Agreement) has not occurred and Mr. Diller has not become Disabled, neither the Company nor any Subsidiary shall take any of the following actions (any such action, a "CONTINGENT MATTER") without the prior approval of Mr. Diller and/or Liberty, as applicable:

     (a) any transaction not in the ordinary course of business, launching new or additional channels or engaging in any new field of business, in any case, that will result in, or will have a reasonable likelihood of resulting in, Liberty or Mr. Diller or any Affiliate thereof being required under law to divest itself of all or any part of its Equity Securities, or interests therein, or any other material assets of such Person, or that will render such Person's continued ownership of such securities, shares, interests or assets illegal or subject to the imposition of a fine or penalty or that will impose material additional restrictions or limitations on such Person's full rights of ownership (including, without limitation, voting) thereof or therein. This Contingent Matter will be applied based only on the Equity Securities, interests therein or other material assets of Liberty or Mr. Diller or any Affiliate thereof as of the Closing Date;

     (b) if the Total Debt Ratio continuously equals or exceeds 4:1 over a twelve-month period, then, for so long as the Total Debt Ratio continues to equal or exceed 4:1:

     (i) any acquisition or disposition (including pledges), directly or indirectly, by the Company or any of its Subsidiaries of any assets (including debt and/or equity securities) or business (by merger, consolidation or otherwise), the grant or issuance of any debt or equity securities of the Company or any of its Subsidiaries, other than, in any of the foregoing, as contemplated by the Liberty Exchange Agreement or the Exchange Shares), the redemption, repurchase or reacquisition of any debt or equity securities of the Company or any of its Subsidiaries, other than as contemplated by the Liberty Exchange Agreement or the Exchange Shares, by the Company or any such Subsidiary, or the incurrence of any indebtedness, or any combination of the foregoing, in any such case, in one transaction or a series of transactions in a six-month period, with a value of 10% or more of the market value of the Total Equity Securities at the time of such transaction, provided that the prepayment, redemption, repurchase or conversion of prepayable, callable, redeemable or convertible securities in accordance with the terms thereof shall not be a transaction subject to this paragraph;


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    (ii)  voluntarily commencing any liquidation, dissolution or winding up of the Company or any material Subsidiary;

    (iii) any material amendments to the Certificate of Incorporation or Bylaws of the Company (including the issuance of blank check preferred stock containing super voting rights or class votes on any matter (except to the extent such class vote is required by Delaware law or to the extent the holder of such preferred stock may have the right to elect directors upon the occurrence of a default in payment of dividends or a redemption price));

    (iv) engagement by the Company in any line of business other than media, communications and entertainment products, services and programming, and electronic retailing and commerce, or other businesses engaged in by the Company as of the date of determination of the Total Debt Ratio;

     (v) adopting any stockholder rights plan (or any other plan or arrangement that could reasonably be expected to disadvantage any stockholder on the basis of the size or voting power of its shareholding) that would adversely affect Liberty or Mr. Diller; and

    (vi) entering into any agreement with any holder of Equity Securities in such stockholder's capacity as such, as the case may be, which grants such stockholder approval rights similar in type and magnitude to those set forth in this Section 2.03.

     SECTION 2.04. NOTICE OF EVENTS. In the event that (a) the Company intends to engage in a transaction of a type that is described in Section 2.03, and (b) the Company does not intend to seek consent from those parties that are required to consent to a Contingent Matter (a "CONSENTING PARTY") due to the Company's good faith belief that the specific provisions of such paragraph do not require such consent but that reasonable people acting in good faith could differ as to whether consent is required pursuant to such paragraph, the Company shall notify the Consenting Parties as to the material terms of the transaction (including the Company's estimate of the timing thereof) by written notice (including a statement of the Total Debt Ratio) delivered as far in advance of engaging in such transaction as is reasonably practicable unless such transaction was previously publicly disclosed.

                                   ARTICLE III

                                PREEMPTIVE RIGHTS

     SECTION 3.01. LIBERTY PREEMPTIVE RIGHTS (a) In the event that after the Closing Date, the Company issues or proposes to issue (other than to the Company and its Affiliates or Liberty and its Affiliates, and other than pursuant to an Excluded Issuance) any Company Common Shares (including Company Common Shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, but excluding (x) shares of Company Common Stock issued upon conversion of shares of Company Class B Stock, and (y) Exchange Shares issued in accordance with the Liberty Exchange Agreement, and such issuance, together

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with any prior issuances of less than 1% with respect to which Liberty had no rights under this Section 3.01, shall be in excess of 1% of the total number of Company Common Shares (based on the Assumptions) outstanding after giving effect to such issuance, the Company shall give written notice to Liberty not later than five business days after the issuance (an "ADDITIONAL ISSUANCE"), specifying the number of Company Common Shares issued or to be issued and the Issue Price (if known) per share. Liberty shall have the right (but not the obligation) to purchase or cause one or more of the Liberty Holdcos to purchase for cash a number (but not less than such number) of Company Common Shares (allocated between Company Common Stock and Company Class B Common Stock in the same proportion as the issuance or issuances giving rise to the preemptive right hereunder, except to the extent that Liberty opts to receive Company Common Stock in lieu of Company Class B Common Stock), so that Liberty and the Liberty Holdcos shall collectively maintain the identical percentage equity beneficial ownership interest in the Company that Liberty and the Liberty Holdcos collectively owned immediately prior to the notice from the Company to Liberty described in the first sentence of this paragraph (but not in excess of the percentage equity beneficial ownership interest in the Company that Liberty and the Liberty Holdcos collectively owned immediately following the Closing) after giving effect to such Additional Issuance and to shares of Company Common Stock that are to be issued to Liberty and the Liberty Holdcos pursuant to this
Section 3.01 by sending an irrevocable written notice to the Company not later than fifteen business days after receipt of such notice (or, if later, two business days following the determination of the Issue Price) from the Company that it elects to purchase or to cause one or more of the Liberty Holdcos to purchase all of such Company Common Shares (the "ADDITIONAL SHARES"). The closing of the purchase of Additional Shares shall be the later of ten business days after the delivery of the notice of election by Liberty and five business days after receipt of any necessary regulatory approvals.

     (b) Additional Issuances caused by the conversion of HSN's 5 7/8% Convertible Subordinated Debentures due March 1, 2006 ("HSN CONVERTIBLE DEBT") into Company Common Stock shall be at an Issue Price to Liberty of $10 per share in cash. Other than with respect to the Issue Price, any such Additional Issuance shall be governed by the provisions set forth in 3.01(a).

     (c) The purchase or redemption of any Company Common Shares by the Company or any of its Affiliates shall not result in an increase in the percentage of Company equity that Liberty may be entitled to acquire pursuant to the preemptive right in paragraph 3.01(a) above.

     (d) Notwithstanding anything contained herein to the contrary, Liberty shall have the rights set forth in Section 3.01(a) hereof with respect to the transactions contemplated by the Expedia Merger Agreement to the extent Liberty has not previously exercised such rights pursuant to Section 1.8 of the Investment Agreement prior to its termination in accordance with the terms of
Section 3.02 hereof. Furthermore, notwithstanding the termination of Section 1.8 of the Investment Agreement pursuant to Section 3.02 hereof, for purposes of determining the number of Company Common Shares that shall give rise to a notice in accordance with Section 3.01(a) hereof, the Company shall include such number of Company Common Shares not previously included in any preemptive notice prior to the Closing Date.

     SECTION 3.02. INVESTMENT AGREEMENT Section 1.7 and Section 1.8 of the Investment Agreement shall be of no further force or effect and Universal and Liberty shall cease to have any preemptive rights with respect to Equity Securities, except as otherwise provided with respect to Liberty in Section 3.01 of this Agreement.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     SECTION 4.01. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Mr. Diller, the VU Parties and Liberty that (a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, and, assuming this Agreement constitutes a valid and binding obligation of each Stockholder, is enforceable against the Company in accordance with its terms, (d) neither the execution, delivery or performance of this Agreement by the Company constitutes a breach or violation of or conflicts with the Company's Certificate of Incorporation or By-laws or any material agreement to which the Company is a party and (e) none of such material agreements would impair in any material respect the ability of the Company to perform its obligations hereunder.

     SECTION 4.02. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS. Each Stockholder, as to itself (and, in the case of Mr. Diller, as applicable), represents and warrants to the Company and the other Stockholders that (a) it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and he or it, as the case may be, has the power and authority (corporate or otherwise) to enter into this Agreement and to carry out his or its obligations hereunder, (b) the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, and, assuming this Agreement constitutes a valid and binding obligation of the Company, is enforceable against such Stockholder in accordance with its terms, (d) neither the execution, delivery or performance of this Agreement by such Stockholder constitutes a breach or violation of or conflicts with its certificate of incorporation or by-laws (or similar governing documents) or any material agreement to which such Stockholder is a party and
(e) none of such material agreements would impair in any material respect the ability of such Stockholder to perform its obligations hereunder.

                                    ARTICLE V

                                   DEFINITIONS

      For purposes of this Agreement, the following terms shall have the following meanings:

     SECTION 5.01. "AFFILIATE" shall have the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect on the date of this Agreement). For purposes of this definition, (i) Matsushita Electric Industrial Co., Ltd. ("MEI") shall not be considered an Affiliate of Universal or any Subsidiary of Universal so long as MEI does not materially increase its influence over Universal following the Closing Date, (ii) natural persons shall not be deemed to be Affiliates of each other, (iii) none of the Company, Mr. Diller, Liberty or any of their respective Affiliates shall be deemed to be an Affiliate of the VU Parties or their Affiliates, (iv) none of Mr. Diller, Liberty, the VU Parties or any of their respective Affiliates shall be deemed to be an Affiliate of the Company or its Affiliates, (v) none of the Company, the VU Parties, Liberty or any of their respective Affiliates shall be deemed to be an Affiliate of Mr. Diller or his Affiliates, and (vi) none of the Company, Mr. Diller, the VU Parties or any of their respective Affiliates shall be deemed to be an Affiliate of Liberty or its Affiliates.

     SECTION 5.02. "AMENDED AND RESTATED STOCKHOLDERS AGREEMENT" shall mean the stockholders agreement dated as of the date hereof among Liberty, VU, Universal and Mr. Diller.

     SECTION 5.03. "ASSUMPTIONS" shall have the meaning set forth in the definition of Total Equity Securities.

     SECTION 5.04. "BDTV ENTITIES" shall have the meaning specified in the Amended and Restated Stockholders Agreement.

     SECTION 5.05. "BENEFICIAL OWNERSHIP" or "BENEFICIALLY OWN" shall have the meaning given such term in Rule 13d-3 under the Exchange Act and a Person's Berneficial Ownership of Company Common Shares shall be calculated in accordance with the provisions of such Rule; PROVIDED, HOWEVER, that for purposes of Beneficial Ownership, (a) a Person shall be deemed to be the Beneficial Owner of any Equity Securities (including any Exchange Shares) which may be acquired by such Person (disregarding any legal impediments to such Beneficial Ownership), whether within 60 days or thereafter, upon the conversion, exchange or exercise of any warrants, options (which options held by Mr. Diller shall be deemed to be exercisable), rights or other securities issued by the Company or any Subsidiary thereof, (b) no Person shall be deemed to Beneficially Own any Equity Securities solely as a result of such Person's execution of this Agreement (including by virtue of holding a proxy with respect to any Equity Securities), the Transaction Agreement or the Amended and Restated Stockholders Agreement, or with respect to which such Person does not have a pecuniary interest, and (c) Liberty shall be deemed to be the Beneficial Owner of the proportionate number of Company Common Shares represented by Liberty's equity interest in a BDTV Entity (as defined in the Amended and Restated Stockholders Agreement); PROVIDED, FURTHER, that for purposes of calculating Beneficial Ownership, the number of outstanding Company Common Shares shall be deemed to include the number of Company Common Shares that would be outstanding if all Exchange Shares were issued.

     SECTION 5.06. "CEO" shall mean the Chief Executive Officer of the Company or any successor entity.

     SECTION 5.07. "CEO TERMINATION DATE" shall have the meaning specified in
Section 1.01 of this Agreement.

     SECTION 5.08. "COMMISSION" shall mean the Securities and Exchange
Commission.

     SECTION 5.09. "COMPANY COMMON SHARES" shall mean shares of Company Common Stock and Company Class B Stock.

     SECTION 5.10. "COMPANY CLASS B STOCK" shall mean class B common stock, $.01 par value per share, of the Company.

     SECTION 5.11. "COMPANY COMMON STOCK" shall mean common stock, $.01 par value per share, of the Company.

     SECTION 5.12. "CONSENTING PARTY" shall have the meaning set forth in
Section 2.03 of this Agreement.

     SECTION 5.13. "DEMAND REGISTRATION" shall have the meaning set forth in
Section 6.07(b) of this Agreement.

     SECTION 5.14. "DISABLED" shall mean the disability of Mr. Diller after the expiration of more than 180 consecutive days after its commencement which is determined to be total and permanent by a physician selected by Liberty (or, if (i) the Liberty Termination date has occurred, and (ii) the VU Parties own 10% or more of the Total Equity Securities, VU) and reasonably acceptable to Mr. Diller, provided that Mr. Diller shall be deemed to be disabled only following the expiration of 90 days following receipt of a written notice from the Company and such physician specifying that a disability has occurred if within such 90-day period he fails to return to managing the business affairs of the Company. Total disability shall mean mental or physical incapacity that prevents Mr. Diller from managing the business affairs of the Company.

     SECTION 5.15. "EBITDA" shall mean, for any period, for the Company and its Subsidiaries, on a combined consolidated basis: net income plus (to the extent reflected in the determination of net income) (i) provision for income taxes,
(ii) minority interest, (iii) interest income and expense, (iv) depreciation and amortization, (v) amortization of cable distribution fees, and (vi) amortization of non-cash distribution and marketing expense and non-cash compensation expense.

     SECTION 5.16. "EQUITY SECURITIES" shall mean the equity securities of the Company calculated on a Company Common Stock equivalent basis, including the Company Common Shares, Exchange Shares and those shares issuable upon exercise, conversion or redemption of other securities of the Company not otherwise included in this definition.

     SECTION 5.17. "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

     SECTION 5.18. "EXCHANGE SHARES" shall mean the Silver King Exchange Shares as defined in the Liberty Exchange Agreement.

     SECTION 5.19. "EXCLUDED ISSUANCE" shall mean any issuance of Company Common Stock (i) in a Sale Transaction, or (ii) which is "restricted stock" or the ownership of which is otherwise subject to forfeiture ("RESTRICTED STOCK"), provided that for purposes of this definition any stock covered by the provisions of clause (ii) shall be deemed to have been issued on the date (the "LAPSE DATE") the restrictions on such stock lapse or on which the stock is no longer subject to forfeiture.

     SECTION 5.20. "FAIR MARKET VALUE" for a security publicly traded in the over-the-counter market (on either NASDAQ-NMS or NASDAQ) or on a recognized exchange shall be the average closing price of such security for the three trading days ending on the applicable day (or, if such day is not a trading day, the trading day immediately preceding the applicable day), and for all other securities or property "Fair Market Value" shall be determined, by a nationally recognized investment banking firm which has not been engaged by the Company or Liberty or their respective Affiliates for the prior three years, selected by
(i) the Company and (ii) Liberty; provided that, if the Company and Liberty cannot agree on such an investment banking firm within 10 business days, such investment banking firm shall be selected by a panel designated in accordance with the rules of the American Arbitration Association. The fees, costs and expenses of the American Arbitration Association and the investment banking firm so selected shall be borne equally by the Company and Liberty.

     SECTION 5.21. "ISSUE PRICE" shall mean the price per share equal to (i) in connection with an underwritten offering of Company Common Shares, the initial price at which the stock is offered to the public or other investors, (ii) in connection with other sales of Company Common Shares for cash, the cash price paid for such stock, (iii) in connection with the deemed issuances of Restricted Stock, the Fair Market Value of the stock on the Lapse Date (as defined in the definition of "Excluded Issuance" above), (iv) in connection with the issuance of Company Common Shares as consideration in an acquisition by the Company, the average of the Fair Market Value of the stock for the five trading days ending on the third trading day immediately preceding (a) the date upon which definitive agreements with respect to such acquisition were entered into if the number of Company Common Shares issuable in such transaction is fixed on that date, or (b) such later date on which the consideration, or remaining portion thereof, issuable in such transaction becomes fixed, (v) in connection with a compensatory issuance of shares of Company Common Stock, the Fair Market Value of the Company Common Stock, and (vi) in all other cases, including, without limitation, in connection with the issuance of Company Common Shares pursuant to an option, warrant or convertible security (other than in connection with the conversion of the HSN Convertible Debt, in which case the Issue Price shall be $10 per share, or in connection with issuances described in clause (v) above), the Fair Market Value of the Company Common Shares on the date of issuance.

     SECTION 5.22. "LIBERTY DIRECTOR" shall mean (a) any executive officer or director of Liberty designated by Liberty to serve on the Company's Board of Directors, provided that the Company's Board of Directors is not unable, in the exercise of its fiduciary responsibilities, to recommend that the Company's stockholders elect such individual to serve on the Company's

Board of Directors, or (b) any other Person designated by Liberty who is reasonably acceptable to the Company.

     SECTION 5.23. "LIBERTY EXCHANGE AGREEMENT" shall mean the Exchange Agreement dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.

     SECTION 5.24. "LIBERTY HOLDCO" shall mean any holding company wholly owned by Liberty and reasonably acceptable to the Company, formed solely for the purpose of acquiring and holding an equity interest in the Company.

     SECTION 5.25. "OWNERSHIP PERCENTAGE" means, with respect to any Stockholder, at any time, the ratio, expressed as a percentage, of (i) the Equity Securities Beneficially Owned by such Stockholder (disregarding any legal impediments to such Beneficial Ownership) and its Affiliates to (ii) the sum of
(x) the Total Equity Securities and (y) with respect to such Stockholder, any Company Common Shares included in clause (i) that are issuable upon conversion, exchange or exercise of Equity Securities that are not included in clause (x).

     SECTION 5.26. "PERMITTED OWNERSHIP PERCENTAGE" shall have the meaning set forth in Section 1.01.

     SECTION 5.27. "PERMITTED TRANSFEREE" shall mean Liberty or Mr. Diller and the members of their respective Stockholder Groups.

     SECTION 5.28. "PERSON" shall mean any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency of a government.

     SECTION 5.29. "SALE TRANSACTION" shall mean the consummation of a merger, consolidation or amalgamation between the Company and another entity (other than an Affiliate of the Company) in which the Company is acquired by such other entity or a Person who controls such entity, or a sale of all or substantially all of the assets of the Company to another entity, other than a subsidiary of the Company.

     SECTION 5.30. "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

     SECTION 5.31. "SHARES" shall have the meaning set forth in the preambles to this Agreement.

     SECTION 5.32. "STOCKHOLDERS" shall mean the VU Parties, Liberty and Mr. Diller.

     SECTION 5.33. "STOCKHOLDERS GROUP" shall mean (a) in respect of Universal and VU, the Universal Stockholders Group (as defined in the Amended and Restated Stockholders Agreement), (b) in respect of Liberty, the Liberty Stockholders Group (as defined in the Amended and Restated Stockholders Agreement) and (c) in respect of Mr. Diller, the Mr. Diller Stockholders Group (as defined in the Amended and Restated Stockholders Agreement).

     SECTION 5.34. "SUBSIDIARY" shall mean, as to any Person, any corporation or other entity at least a majority of the shares of stock or other ownership interests of which having general voting power under ordinary circumstances to elect a majority of the Board of Directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) is, at the time as of which the determination is being made, owned by such Person, or one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

     SECTION 5.35. "THIRD PARTY TRANSFEREE" shall have the meaning ascribed to such term in the Amended and Restated Stockholders Agreement.

     SECTION 5.36. "13D GROUP" shall mean any group of Persons acquiring, holding, voting or disposing of Voting Securities which would be required under
Section 13(d) of the Exchange Act and the rules and regulations thereunder (as in effect, and based on legal interpretations thereof existing, on the date hereof) to file a statement on Schedule 13D with the Commission as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group Beneficially Owned Voting Securities representing more than 5% of any class of Voting Securities then outstanding.

     SECTION 5.37. "TOTAL DEBT" shall mean all obligations of the Company and its Subsidiaries for money borrowed, at such time (including all long-term senior and subordinated indebtedness, all short-term indebtedness, the stated amount of all letters of credit issued for the account of the Company or any of its Subsidiaries and (without duplication) all unreimbursed draws thereunder (but excluding trade letters of credit)), net of cash (other than working capital) or cash equivalent securities, as shown on the consolidated quarterly or annual financial statements, including the notes thereto, of the Company and its Subsidiaries included in the Company's filings under the Exchange Act for such period, determined in accordance with GAAP, provided, however, that Total Debt shall not include hedging, pledging, securitization or similar transactions involving securities owned by the Company or its Subsidiaries to monetize the underlying securities, to the extent such securities are the sole means of satisfying such obligations and otherwise the fair value thereof.

     SECTION 5.38. "TOTAL DEBT RATIO" shall mean, at any time, the ratio of (i) Total Debt of the Company and its Subsidiaries on a combined consolidated basis as of such time to (ii) EBITDA for the four fiscal quarter period ending as of the last day of the most recently ended fiscal quarter as of such time.

     SECTION 5.39. "TOTAL EQUITY SECURITIES" at any time shall mean, subject to the next sentence, the total number of the Company's outstanding equity securities calculated on a Company Common Stock equivalent basis (assuming (the "ASSUMPTIONS") that all Exchange Shares have been issued). Any Equity Securities Beneficially Owned by a Person that are not outstanding Voting Securities but that, upon exercise, conversion or exchange, would become Voting Securities (other than the Exchange Shares, which shall be deemed to be outstanding Equity Securities for all purposes), shall be deemed to be outstanding for the purpose of computing Total Equity Securities and the percentage of the Equity Securities owned by such

Person but shall not be deemed to be outstanding for the purpose of computing Total Equity Securities and the percentage of the Equity Securities owned by any other Person.

     SECTION 5.40. "TRANSFER" shall mean, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Company Common Shares Beneficially Owned by such Stockholder or any interest in any Company Common Shares Beneficially Owned by such Stockholder, PROVIDED, HOWEVER, that, a merger or consolidation in which a Stockholder is a constituent corporation shall not be deemed to be the Transfer of any Company Common Shares Beneficially Owned by such Stockholder (PROVIDED, that a significant purpose of any such transaction is not to avoid the provisions of this Agreement). For purposes of this Agreement, the conversion of Company Class B Stock into Company Common Stock shall not be deemed to be a Transfer.

     SECTION 5.41. "VU DIRECTOR" shall mean (a) any executive officer or director of VU designated by VU to serve on the Company's Board of Directors, provided that the Company's Board of Directors is not unable, in the exercise of its fiduciary responsibilities to the Company's stockholders, to recommend that the Company's stockholders elect such individual to serve on the Company's Board of Directors, or (b) any other Person designated by VU who is reasonably acceptable to the Company.

     SECTION 5.42. "VOTING SECURITIES" shall mean at any particular time the shares of any class of capital stock of the Company which are then entitled to vote generally in the election of directors.

                                   ARTICLE VI

                                  MISCELLANEOUS

     SECTION 6.01. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy) and shall be given,

            if to Vivendi Universal, S.A. or Universal Studios, Inc., to:

                  Vivendi Universal, S.A.
                  375 Park Avenue
                  New York, New York 10152
                  Attention:  Jean-Laurent Nabet
                              George Bushnell III
                  Facsimile:  (212) 572-7188
            with a copy to:

                  Universal Studios, Inc.
                  100 Universal City Plaza
                  Universal City, California 91608
                  Attention:  Karen Randall
                  Facsimile:  (818) 866-3444

            with a copy to:

                  Cravath, Swaine & Moore
                  Worldwide Plaza
                  825 Eighth Avenue
                  New York, New York 10019
                  Attention:  Faiza J. Saeed
                  Facsimile:  (212) 474-3700

            if to Liberty Media Corporation, to:

                  Liberty Media Corporation
                  12300 Liberty Boulevard
                  Englewood, Colorado 80112
                  Attention: General Counsel
                  Facsimile:  (720) 875-5382

            with a copy to:

                  Baker Botts L.L.P.
                  599 Lexington Avenue
                  New York, New York 10022
                  Attention: Frederick H. McGrath
                  Facsimile:  (212) 705-5125

            if to Mr. Diller, to:

                  Barry Diller
                  Chairman and Chief Executive Officer
                  USA Networks, Inc.
                  Carnegie Hall Tower
                  152 W. 57th Street
                  New York, New York 10019
                  Facsimile:  (212) 314-7339
            with a copy to:

                  USA Networks, Inc.
                  Carnegie Hall Tower
                  152 W. 57th Street
                  New York, New York 10019
                  Attention:  General Counsel
                  Facsimile:  (212) 314-7329

            with a copy to:

                  Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street
                  New York, New York 10019
                  Attention:  Pamela S. Seymon
                              Andrew J. Nussbaum
                  Facsimile:  (212) 403-2000

            if to the Company, to:

                  USA Networks, Inc.
                  Carnegie Hall Tower
                  152 W. 57th Street
                  New York, New York 10019
                  Attention:  General Counsel
                  Facsimile:  (212) 314-7329

            with a copy to:

                  Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street
                  New York, New York 10019
                  Attention:  Pamela S. Seymon
                              Andrew J. Nussbaum
                  Telephone:  (212) 403-1000
                  Facsimile:  (212) 403-2000

or such address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective when delivered personally, telegraphed, or telecopied, or, if mailed, five business days after the date of the mailing.

     SECTION 6.02. AMENDMENTS; NO WAIVERS. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the party whose rights or obligations hereunder are affected by such amendment, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. Approval by the VU Parties of any amendment to this Agreement (or any waiver of any provision hereof) shall be required only if it relates to Article I, Section
2.01 (as applied to the VU Parties), Article VI, or if such amendment or waiver would adversely affect any rights of, or impose any obligations on, the VU Parties provided hereunder or under the Amended and Restated Stockholders Agreement. Any amendment or waiver by the Company shall be authorized by a majority of the Board of Directors (excluding for this purpose any director who is a VU Director or Liberty Director as provided for in this Agreement).

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 6.03. SUCCESSORS AND ASSIGNS. Except as provided in Section 1.04, neither this Agreement nor any of the rights or obligations under this Agreement shall be assigned, in whole or in part (except by operation of law pursuant to a merger of VU or Liberty with another Person a significant purpose of which is not to avoid the provisions of this Agreement), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     SECTION 6.04. GOVERNING LAW; CONSENT TO JURISDICTION. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the non-exclusive jurisdiction of the courts of the State of Delaware, for any action, proceeding or investigation in any court or before any governmental authority ("LITIGATION") arising out of or relating to this Agreement and the transactions contemplated hereby and further agrees that service of any process, summons, notice or document by U.S. mail to its respective address set forth in this Agreement shall be effective service of process for any Litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any Litigation arising out of or relating to this Agreement or the transactions contemplated hereby.

     SECTION 6.05. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective upon the Closing, at which time this Agreement shall supersede in all respects the 1997 Governance Agreement.

     SECTION 6.06. SPECIFIC PERFORMANCE. The Company, Mr. Diller, Universal, VU and Liberty each acknowledges and agrees that the parties' respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, agrees that, in the event of a breach or threatened breach by the Company, Universal, VU or Liberty of the provisions of this Agreement, in addition to any remedies at law, Mr. Diller, Universal, VU, Liberty and the Company, respectively, without posting any bond shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

     SECTION 6.07. REGISTRATION RIGHTS. (a) The VU Parties, Liberty and Mr. Diller shall be entitled to customary registration rights relating to Company Common Stock (and with respect to the VU Parties, the Warrants) owned by them as of the Closing or acquired from the Company (including upon the exercise of the Warrants) in the future (including the ability to transfer registration rights in connection with the sale or other disposition of Company Common Stock as set forth in this Agreement). In the case of the VU Parties, references in this
Section 6.07 to Company Common Stock shall be deemed to include the Warrants.

     (b) If requested by a Stockholder, the Company shall be required promptly to cause the Company Common Stock owned by such Stockholder or its Affiliates to be registered under the Securities Act in order to permit such Stockholder or such Affiliate to sell such shares in one or more (but not more than (i) in the case of the VU Parties, four, (ii) in the case of Liberty, four and (iii) in the case of Mr. Diller, three) registered public offerings (each, a "DEMAND REGISTRATION"). Each Stockholder shall also be entitled to customary piggyback registration rights. If the amount of shares sought to be registered by a Stockholder and its Affiliates pursuant to any Demand Registration is reduced by more than 25% pursuant to any underwriters' cutback, then such Stockholder may elect to request the Company to withdraw such registration, in which case, such registration shall not count as one of such Stockholder's Demand Registrations. If a Stockholder requests that any Demand Registration be an underwritten offering, then such Stockholder shall select the underwriter(s) to administer the offering, provided that such underwriter(s) shall be reasonably satisfactory to the Company. If a Demand Registration is an underwritten offering and the managing underwriter advises the Stockholder initiating the Demand Registration in writing that in its opinion the total number or dollar amount of securities proposed to be sold in such offering is such as to materially and adversely affect the success of such offering, then the Company will include in such registration, first, the securities of the initiating Stockholder, and, thereafter, any securities to be sold for the account of others who are participating in such registration (as determined on a fair and equitable basis by the Company). In connection with any Demand Registration or inclusion of a Stockholder's or its Affiliate's shares in a piggyback registration, the Company, such Stockholder and/or its Affiliates shall enter into an agreement containing terms (including representations, covenants and indemnities by the Company and such Stockholder), and shall be subject to limitations, conditions, and blackout periods, customary for a secondary offering by a selling stockholder. The costs of the registration (other than underwriting discounts, fees and commissions) shall be paid by the Company. The Company shall not be required to register such shares if a Stockholder would be permitted to sell the Company Common Stock in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption therefrom.

     (c) If the Company and a Stockholder cannot agree as to what constitutes customary terms within ten days of such Stockholder's request for registration (whether in a Demand Registration or a piggyback registration), then such determination shall be made by a law firm of national reputation mutually acceptable to the Company and such Stockholder.

     SECTION 6.08. TERMINATION. Except as otherwise provided in this Agreement, this Agreement shall terminate (a) as to the VU Parties, at such time that the VU Parties Beneficially Own Equity Securities representing less than 5% of the Total Equity Securities, (b) as to Liberty, at such time that Liberty Beneficially Owns Equity Securities representing less than 5% of the Total Equity Securities and (c) as to Mr. Diller, at such time that the CEO Termination Date has occurred or at such time as he becomes Disabled. In respect of "Contingent Matters," such provisions shall terminate as to Mr. Diller and Liberty as set forth therein.

     SECTION 6.09. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, provided that the parties hereto shall negotiate in good faith to attempt to place the parties in the same position as they would have been in had such provision not been held to be invalid, void or unenforceable.

     SECTION 6.10. COOPERATION. Each of Universal, VU, Liberty and Mr. Diller covenants and agrees with the other to use its reasonable best efforts to cause the Company to fulfill the Company's obligations under this Agreement.

     SECTION 6.11. ADJUSTMENT OF SHARE NUMBERS. If, after the date of this Agreement, there is a subdivision, split, stock dividend, combination, reclassification or similar event with respect to any of the shares of capital stock referred to in this Agreement, then, in any such event, the numbers and types of shares of such capital stock referred to in this Agreement shall be adjusted to the number and types of shares of such capital stock that a holder of such number of shares of such capital stock would own or be entitled to receive as a result of such event if such holder had held such number of shares immediately prior to the record date for, or effectiveness of, such event.

     SECTION 6.12. ENTIRE AGREEMENT. Except as otherwise expressly set forth herein, this Agreement, the Amended and Restated Stockholders Agreement, the Liberty Exchange Agreement, the Transaction Agreement and each of the other agreements contemplated by the Transaction Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way (including, without limitation, effective upon the Closing, all stockholders agreements relating to the Company (other than the Amended and Restated Stockholders Agreement) between Liberty and Mr. Diller). Without limiting the generality of the foregoing, to the extent that any of the terms hereof are inconsistent with the rights or obligations of any party under any other agreement with any other party, the terms of this Agreement shall govern.

     SECTION 6.13. INTERPRETATION. References in this Agreement to Articles and Sections shall be deemed to be references to Articles and Sections of this Agreement unless the context shall otherwise require. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of such agreement or instrument.

          SECTION 6.14. HEADINGS. The titles of Articles and Sections of this Agreement are for convenience only and shall not be interpreted to limit or otherwise affect the provisions of this Agreement.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                    USA NETWORKS, INC.


                                    By:   /s/ Julius Genachowski
                                        ------------------------------------
                                        Name:  Julius Genachowski
                                        Title: Senior Vice President



                                    VIVENDI UNIVERSAL, S.A.


                                    By:  /s/ Jean-Marie Messier
                                        -----------------------------------
                                        Name:  Jean-Marie Messier
                                        Title: Chairman and CEO


                                    UNIVERSAL STUDIOS, INC.


                                    By:  /s/ Guillaume Hannezo
                                        -----------------------------------
                                        Name:  Guillaume Hannezo
                                        Title: Special power of attorney



                                    LIBERTY MEDIA CORPORATION


                                    By:   /s/ Robert R. Bennett
                                        -----------------------------------
                                        Name:  Robert R. Bennett
                                        Title: President and CEO



                                                  /s/ Barry Diller
                                     ---------------------------------------
                                                     Barry Diller